CROSSTEX ENERGY, L.P.
CROSSTEX ENERGY, INC.
2501 Cedar Springs Road
Dallas, Texas 75201
June 30, 2006
Memorandum
          for
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	Crosstex Energy, L.P.
Registration Statement on Form S-3
File No. 333-134712

Crosstex Energy, Inc.
Amendment to Form 10-K for the year ended December 31, 2005
File No. 0-50536
     This memorandum sets forth the responses of Crosstex Energy, L.P. and Crosstex Energy, Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 20, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Registration on Form S-3 filed June 2, 2006
Where You can Find More Information, Page 49
1.	Please correct the filing date of the Form 8-K/A containing the financial statements and pro forma financial statements for the businesses acquired from El Paso. We note that the filing was dated November 1, 2005 and filed on November 10, 2005.

Response:

We have noted the typographical error in the filing and we will correct such error in the prospectus we subsequently file with the Commission.
General

2.	Update the financial statements as required by Rule 3-12 of Regulation S-X.

Response:

As discussed with Ms. Gabrielle Malits of the Staff, the interim financial statements related to the El Paso acquisition for the nine months ended September 30, 2004 and 2005 are set forth in note 6 in the footnotes to the financial statements contained in our Current Report on Form 8-K/A, filed November 10, 2005. In future filings, as required by Rule 10-01(a)(8) of Regulation S-X, we will make sure that any interim financial statements are accompanied by the statement that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results.

3.	Include currently dated consents of the accountants in the amended registration statement.

Response:

We will include currently dated consents of the accountants in any amended registration statements we file.
Form 8-K filed May 31, 2006
4.	Please revise to provide separate unaudited interim financial statements for the subsequent interim period through the date of acquisition with supporting footnote disclosures for the business acquired. The pro forma column does not satisfy this requirement of Rule 3-05(b)(2)(iv) of Regulation S-X.

Response:

As discussed in Comment 2 above, the interim financial statements related to the El Paso acquisition for the nine months ended September 30, 2004 and 2005 are set forth in note 6 in the footnotes to the financial statements contained in our Current Report on Form 8-K/A, filed November 10, 2005. In future filings, as required by Rule 10-01(a)(8) of Regulation S-X, we will make sure that any interim financial statements are accompanied by the statement that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results.
Crosstex Energy Inc.
Form 10-K for the year ended December 31, 2005
5.	Please provide in a separate Form 8-K the financial statements for the El Paso acquisition, as required by Form 8-K, Item 2.01 and Item 9.01, and Rule 3-05 of Regulation S-X.

Response:
We note that the Staff is still in the process of reviewing this issue. As discussed with Ms. Malits, we do not believe that the financial statements for the El Paso acquisition are required to be filed pursuant to Item 2.01 and 9.01 of Form 8-K or Rule 3-05 of Regulation S-X because Crosstex Energy, L.P. is not a “majority-owned subsidiary” of Crosstex Energy, Inc. At the time of the El Paso acquisition, Crosstex Energy, Inc. owned approximately 45% of the partnership interests in Crosstex Energy, L.P. Accordingly Crosstex Energy, L.P. was not a “majority-owned subsidiary” of Crosstex Energy, Inc. as defined in Rule 1-02(n) of Regulation S-X. We look forward to the opportunity to discuss this issue with the Staff further.
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          If you have any questions or comments regarding this memorandum, please contact William W. Davis, our Executive Vice President and Chief Financial Officer, at (214) 953-9580 or Susan McAden, our Vice President and Chief Accounting Officer at (214) 721-9307.
Crosstex Energy, L.P.
Crosstex Energy, Inc.

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